STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT is made and entered into as of December 16, 2009, among **IEC Electronics Corp.**, a Delaware corporation (the "***Buyer***"), Crane International Holdings, Inc., a Delaware corporation (the "***Seller***"), and General Technology Corporation, a New Mexico corporation (the "***Company***"). Capitalized terms used herein are defined in the text.

PREAMBLE

The Seller is the owner of all of the issued and outstanding shares of capital stock (the "***Shares***") of the Company. The Seller desires to sell the Shares to the Buyer, and the Buyer desires to purchase the Shares from the Seller, all upon the terms and subject to the conditions set forth herein. Therefore, in consideration of the foregoing and the respective covenants, agreements and representations and warranties set forth herein, the parties to this Agreement, intending to be legally bound, agree as follows:

AGREEMENT

ARTICLE I
PURCHASE AND SALE OF SHARES

1.01. Purchase and Sale of Shares. On the Closing Date, the Seller will sell to Buyer and Buyer will purchase from the Seller, all of the Seller's rights, title and interest in and to the Shares.

1.02. Closing; Effective Time. The execution of this Agreement and the consummation of the transactions contemplated by this Agreement (the "***Closing***") shall take place simultaneously at the offices of the Company on December 16, 2009, or at such other place or on such other date not later than December 17, 2009 as the parties may mutually agree. The date on which the Closing actually takes place is referred to in this Agreement as the "***Closing Date***" and the transactions contemplated by this Agreement shall be deemed effective at 12:01 a.m. EST on the Closing Date (the "***Effective Time***").

1.03. Purchase Price. In consideration for the sale and delivery of the Shares, Buyer agrees to pay to the Seller the aggregate purchase price of Fourteen Million Two Hundred Thousand Dollars ($14,200,000) (subject to adjustment as provided in Section 1.04, below, the "***Purchase Price***"). The Purchase Price shall be paid to the Seller at the Closing by wire transfer or delivery of other immediately available funds.

1.04. Working Capital Adjustment.

(a) "***Working Capital***" means the categories of current assets of the Company identified on Exhibit A *minus* the categories of current liabilities of the Company identified on Exhibit A, all as determined in accordance with the accounting policies and procedures of the Company set forth on Exhibit A (the "***Historical Accounting Principles***"). The target Working

Capital on the Closing Date is Five Million Three Hundred Ninety Five Thousand Eight Hundred Fifty Dollars and Forty Four Cents ($5,395,850.44) (the "***Working Capital Target***"), which is the Working Capital of the Company as of June 30, 2009 as set forth on Exhibit A. Prior to the Closing Date, the Seller will, in good faith, estimate Working Capital as of the Closing Date on a reasonable basis using the Company's then available financial information. The amount of Working Capital as so estimated by the Seller is hereinafter referred to as "***Estimated Working Capital***". At the Closing, the Purchase Price will be adjusted on a dollar-for-dollar basis as follows: if Estimated Working Capital exceeds the Working Capital Target, then the Purchase Price will be increased by the amount of such excess; if Estimated Working Capital is less than the Working Capital Target, then the Purchase Price will be decreased by the amount of such deficiency.

(b) Within 60 days after the Closing Date, Buyer will prepare and deliver to the Seller a statement of the Working Capital of the Company as of the Effective Time (the "***Working Capital Statement***"). The Working Capital Statement shall be prepared in accordance with the Historical Accounting Principles.

(c) The Seller will have a period of 30 days after its receipt of the Working Capital Statement to notify Buyer of any disputes regarding the same (the "***Review Period***"). As part of such review, the Seller and its advisors will have reasonable access during normal business hours to Buyer's work papers and to the books and records on which the Working Capital Statement is based.

(d) Prior to the expiration of the Review Period, the Seller shall notify the Buyer of any objections or proposed changes to the Working Capital Statement and the parties shall negotiate in good faith in an effort to resolve any dispute. If the parties are unable to resolve such dispute within 30 days after the Buyer receives notice of the same, then either party may submit such dispute to an independent accounting firm of recognized national or regional standing mutually acceptable to the Buyer and the Seller for resolution or, if they cannot agree, a Big Four accounting firm chosen by lot (after elimination of those Big Four accounting firms having relationships with the parties). Each of the Buyer and the Seller will be afforded the opportunity to present to such accounting firm any material related to the determination and to discuss the determination with such accountants. The determination by such accounting firm will be conclusive and binding upon the parties. If such a determination is necessary and the Working Capital, as finally determined, is greater than the last amount proposed by the Seller, then the fees and expenses of such accounting firm will be borne by the Buyer; if such a determination is necessary and the Working Capital, as finally determined, is smaller than the last amount proposed by the Seller, then the fees and expenses of such accounting firm will be borne by the Seller. If the Seller (i) fails to so notify the Buyer of any objections or proposed changes within the Review Period, (ii) notifies the Buyer that it has no objections or proposed changes to any of such items, or (iii) agrees with the Buyer in writing on the resolution of all such objections or changes within 30 days following delivery to the Buyer of such objections or proposed changes, then the Working Capital Statement, with any changes as may be agreed upon in writing, shall be final and binding.

(e) If the Working Capital as finally determined (the "***Final Working Capital***") is less than Estimated Working Capital, the Seller shall pay to the Buyer an amount in cash equal to the dollar amount of such difference. If the Final Working Capital exceeds Estimated Working Capital, then the Buyer will pay to the Seller an amount in cash equal to the dollar amount of such excess. All payments under this subsection will be made within 15 days after the Final Working Capital has been determined, and will bear interest from the Closing Date through the date of payment at the rate of 8% per annum.

1.05. Section 338(h)(10) Election. The Seller and the Buyer shall jointly complete and make an election with respect to the acquisition of the Shares under Internal Revenue Code Section 338(h)(10) (the ***"Section 338 Election"***) on IRS Form 8023, or on such other forms or in such other manner as may be required by federal law, the Internal Revenue Code of 1986, as amended (the ***"Code"***), Treasury Regulations or the Internal Revenue Service (***"IRS"***), and shall jointly make an election in the manner required under any analogous provisions of state laws (an ***"Analogous State Election"***) as shall be required, concerning the transactions contemplated by this Agreement. The Buyer shall prepare IRS Form 8023 and the forms for the Analogous State Election and all other required documents in accordance with applicable federal and state tax laws and rules and regulations and consistent with the provisions of this Agreement, and the Buyer shall deliver such forms and related documents to the Seller for review contemporaneously with the delivery of the Working Capital Statement pursuant to Section 1.04(b). Within 30 days of receipt of such forms and related documents, the Seller shall notify the Buyer of the existence of any objection (specifying in reasonable detail the nature and basis of such objection) that the Seller may have to any items set forth on such forms and related documents. The Seller and the Buyer agree to consult and resolve in good faith any such objection within 60 days. Subject to the Buyer satisfying each of its obligations under this Section 1.05, the Seller shall deliver to the Buyer at least 15 days prior to the due date for filing such forms and related documents, completed and executed forms and other documents as are required to be filed in connection with the Section 338 Election and the Analogous State Election.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except as set forth on the corresponding disclosure schedules delivered by the Seller to the Buyer contemporaneously herewith (as the same may be amended as permitted hereby, the "***Disclosure Schedules***"), the Seller represents and warrants to the Buyer as follows:

2.01. Organization and Qualification. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

2.02. Power and Authority. The Seller has the requisite power and authority to own its assets, to conduct its business as presently conducted and to execute, deliver and perform the Transaction Documents (as defined in Section 5.01(d)) to which it is a party.

2.03. Execution and Enforceability. This Agreement has been, and on the Closing Date the other Transaction Documents to which it is a party will be, duly and validly executed and

delivered by the Seller and constitute (or upon such execution and delivery will constitute) legal, valid and binding obligations of the Seller enforceable against the Seller in accordance with their respective terms, assuming the due execution and delivery of this Agreement and such Transaction Documents by each counterparty thereto and except to the extent that such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or other similar laws affecting the enforcement of creditors' rights generally and general equitable principles.

2.04. No Breach, Default, Violation or Consent. The execution, delivery and performance by the Seller of the Transaction Documents to which it is a party do not and will not:

(a) violate the Seller's organizational documents;

(b) breach or otherwise violate any order, writ, judgment, injunction or decree issued by any governmental entity (each a "***Governmental Order***") which names the Seller or is directed to the Seller or any of its assets;

(d) violate any law, rule, regulation, ordinance or code of any governmental entity as enacted and in effect on or prior to the Closing Date (each a "***Governmental Rule***"); or

(e) require any consent, authorization, approval, exemption or other action by, or any filing, registration or qualification with, any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity, including any governmental entity (each a "***Person***").

2.05. Title to Shares. The Seller owns the Shares free and clear of all Liens.

2.06. Brokers. The Seller has not employed or retained, and has no liability to, any broker, agent or finder on account of this Agreement or any of the other Transaction Documents or the transactions contemplated hereby or thereby.

ARTICLE III
JOINT AND SEVERAL REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE SELLER

Except as set forth on the corresponding Disclosure Schedules delivered by the Company to the Buyer contemporaneously herewith, the Company and the Seller jointly and severally represent and warrant to the Buyer as follows:

3.01. Organization and Qualification. The Company is duly organized, validly existing and in good standing under the laws of the State of New Mexico. The Company is duly qualified to do business as a foreign corporation and is in good standing in all jurisdictions in which the ownership of its properties or the nature of its business makes such qualification necessary, except to the extent that the failure to be so qualified would not have a Material Adverse Effect. As used in this Agreement, "***Material Adverse Effect***" means a material adverse effect on (a) the

business, assets, results of operations or financial condition of the Company or (b) the ability of the Seller to perform its obligations under the Transaction Documents; provided, that a Material Adverse Effect will not be deemed to have occurred if the event or condition giving rise to the same consists of or results from (x) economic conditions or other conditions which generally affect the industry in which the Company competes or the geographic locations in which the Company operates, (y) public or industry knowledge of the transactions contemplated by the Transaction Documents or (z) an act of war (whether declared or undeclared), insurgency, terrorism or sabotage or the threat of any of the foregoing.

3.02. Power and Authority. The Company has the requisite power and authority to own its assets and to conduct its business as presently conducted. The Company has delivered or made available to Buyer accurate and complete copies of the Certificate of Incorporation and Bylaws, including all amendments thereto, of the Company (the "***Company Constituent Documents***").

3.03. Execution and Enforceability. This Agreement and the other Transaction Documents to which the Company is a party have been duly and validly executed and delivered by the Company and constitute legal, valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, assuming the due execution and delivery of such Transaction Document by each counterparty thereto and except to the extent that such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or other similar laws affecting the enforcement of creditors' rights generally and general equitable principles.

3.04. No Breach, Default, Violation or Consent. The execution, delivery and performance by the Company of the Transaction Documents to which it is a party do not and will not:

(a) violate the Company Constituent Documents;

(b) breach or result in a default (or an event which, with the giving of notice or the passage of time, or both, would constitute a default) under, require any consent, authorization, approval, exemption or other action by, any Person under, result in the creation of any Lien (other than Permitted Liens) on the assets of the Company under, or give to others any rights of termination, acceleration, suspension, revocation, cancellation or amendment of any Business Agreement or Business Permit, except in each case as would not have a Material Adverse Effect;

(c) breach or otherwise violate any Governmental Order which names the Company or is directed to the Company or its assets, except in each case as would not have a Material Adverse Effect;

(d) violate any Governmental Rule, except in each case as would not have a Material Adverse Effect; or

(e) except as set forth on Schedule 3.04(e), require any consent, authorization, approval, exemption or other action by, or any filing, registration or qualification with, any Person, except in each case as would not have a Material Adverse Effect.

3.05. Ownership and Control.

(a) The authorized capitalization of the Company consists of 50,000 shares of Common Stock, par value $1.00 per share, of which 22,071.34 shares are issued and outstanding. The Shares constitute all of the issued and outstanding shares of the Company's capital stock. The Seller is the owner of all of the Shares.

(b) There are no outstanding (i) options, warrants, agreements or other rights (whether or not currently exercisable) for the acquisition of shares of the capital stock or other securities of the Company, (ii) securities or other obligations of the Company that are convertible into or exchangeable for shares of capital stock or other securities of the Company, or (iii) options, sale agreements, shareholder agreements, repurchase or redemption agreements, pledges, proxies, voting trusts, powers of attorney, restrictions on transfer or other agreements or instruments that are binding on the Company or the Seller and that relate to the ownership, voting or transfer of any of the capital stock or other securities of the Company.

3.06. Financial Matters. The Company has previously delivered to Buyer (i) the Company's unaudited balance sheet and statements of operations as of and for its fiscal year ended December 31, 2008 (the "***2008 Financial Statements***"), and (ii) the Company's unaudited interim balance sheet and statements of operations as of and for the period ended June 30, 2009 (the "***Current Financial Statements***" and, together with the 2008 Financial Statements, the "***Financial Statements***"). The unaudited interim balance sheet of the Company included in the Current Financial Statements is sometimes referred to herein as the ***"Interim Balance Sheet".*** The Financial Statements have been derived from the books and records of the Company and fairly present in all material respects the financial condition and results of operations of the Company as of the dates and for the periods indicated in accordance with the Historical Accounting Principles. Exhibit A sets forth the calculation of the Working Capital Target, which is based on the Interim Balance Sheet and the Historical Accounting Principles.

3.07. Tax Matters.

(a) All returns, declarations, reports and information statements with respect to Taxes (as defined below) which are required to be filed by or on behalf of the Company with any governmental entity before the Closing Date and for which the statute of limitations for audit or examination has not yet expired (collectively, "***Tax Returns***"), have been properly prepared and filed and state correctly in all material respects the Tax liability of the Company.

(b) The Company has paid, or adequate reserves have been made on the Current Financial Statements for the payment of, all taxes, charges, fees, levies and assessments that are due before the Closing Date, including without limitation all income, sales and use, ad valorem, transfer, gains, profits, excise, franchise, real and personal property, gross receipts, capital stock, production, net worth, business and occupation, disability, social security, employment, payroll, license, estimated, stamp, custom duties, severance and withholding taxes

or charges, imposed by any governmental entity, and any interest or penalties thereon (individually, a "***Tax***", and collectively, "***Taxes***"), shown to be due on such Tax Returns or claimed to be due by any governmental entity or which the Company otherwise is liable for before the Closing Date or is required to withhold on behalf of any other Person before the Closing Date.

(c) The Company has no knowledge of any proposed assessment of any additional Taxes against the Company by any governmental entity (whether or not reserved against).

(d) Except as set forth on Schedule 3.07(d), the Company is not currently being audited by any governmental entity, and no such audit is, to the knowledge of the Company, threatened.

3.08. Litigation. There is no pending or, to the knowledge of the Company, threatened, suit, claim, investigation, action or proceeding against the Company or its assets by or before any court, governmental entity, mediator or arbitrator, nor, to the knowledge of the Company, is there any event, fact or circumstance that could reasonably be expected to result in any such suit, claim, investigation, action or proceeding.

3.09. Absence of Certain Changes and Events. Since the date of the Current Financial Statements, except as set forth on Schedule 3.09:

(a) the Company has not incurred any material obligation or liability except for normal trade obligations incurred in the ordinary course of business;

(b) no casualty loss or damage in excess of $10,000 has occurred with respect to the Company's assets which was not fully covered by insurance;

(c) the Company has not sold, transferred or otherwise disposed of any of its material properties or assets or any interest therein, or agreed to do any of the foregoing, except for sales of inventory in the ordinary course of business or dispositions of obsolete machinery and equipment;

(d) the Company has not written off as uncollectible any accounts receivable, or written down the value of any of its assets except in each case in the ordinary course of business;

(e) the Company has not granted or committed to grant, any salary or wage increases to any of its employees other than in the ordinary course of business and consistent with past practice; and

(f) no event has occurred and no condition exists which has had a Material Adverse Effect.

3.10. Customers and Suppliers. Schedule 3.10 of the Disclosure Schedules sets forth a correct and complete list of each of the top ten customers and suppliers of the Company (in terms of dollar volume of goods and services purchased or sold) during the fiscal year ended December 31, 2008. Except as set forth on Schedule 3.10, the Company is not required to provide any material bonding or other financial security arrangements in connection with any transactions with any such customer or supplier. Neither the Company nor the Seller has received oral or written notice that any customer or supplier listed on Schedule 3.10 intends to cancel any material contract or terminate its relationship with the Company.

3.11. Subsidiaries. The Company does not own any equity or other interest in any entity.

3.12. Governmental Orders. There are no Governmental Orders which name the Company or are directed to the Company or any of its assets.

3.13. Business Permits. Schedule 3.13 sets forth a correct and complete list of all governmental permits, licenses, franchises, certificates, authorizations, consents and approvals which have been obtained by the Company and are currently in effect and for which the failure of the Company to so obtain or maintain would result in a Material Adverse Effect (collectively, the "***Business Permits***"). The Company has not received written notice from any governmental entity that it intends to cancel, revoke, terminate, suspend or not renew any such Business Permit. To the knowledge of the Company, the Company is in compliance with all Business Permits, except for such non-compliance as would not have a Material Adverse Effect.

3.14. Environmental Matters.

(a) Schedule 3.14 sets forth a correct and complete list of all reports of environmental audits or investigations undertaken on behalf of the Company subsequent to (or in connection with) its acquisition by the Seller with respect to the Real Property owned or leased by the Company.

(b) Except as set forth in Schedule 3.14, the operation of the Company's business is in compliance with applicable Environmental Rules, except for such non-compliance as would not have a Material Adverse Effect.

(c) The Company has not received any unresolved written notice, citation, summons, complaint, demand or other written communication from any governmental entity or other Person regarding (i) any alleged violation by the Company of any Environmental Rule or (ii) any alleged liability of the Company in connection with any release or remediation of any Hazardous Substances.

(d) To the knowledge of the Company, no underground storage tanks are located on the Real Property other than those identified in the reports referred to in paragraph (a) above.

(e) To the knowledge of the Company, no Hazardous Substances are present on or under the Real Property in quantities or at levels that currently require reporting or remediation under any applicable Environmental Rule.

The representations and warranties contained in this Section and, to the extent they relate to any Business Permit required by any Environmental Rule, Section 3.13, are the exclusive representations and warranties in this Agreement dealing with the Company's compliance with Environmental Rules.

As used in this Agreement the following terms have the following meanings:

"***Environmental Rule***" means any Governmental Rule that relates to Hazardous Substances, pollution or protection of the environment or natural resources, including without limitation any Governmental Rule relating to the generation, use, processing, treatment, storage, release, transport or disposal of Hazardous Substances, together with all rules, regulations and orders issued thereunder, in each case as in effect prior to the Closing Date.

"***Hazardous Substance***" means any substance that constitutes, in whole or in part, a pollutant, contaminant or toxic or hazardous substance or waste under, or the generation, use, processing, treatment, storage, release, transport or disposal of which is regulated by, any Governmental Rule.

3.15. Real Property.

(a) Schedule 3.15 of the Disclosure Schedules sets forth a correct and complete list of all real property currently owned or leased by the Company (collectively, the "***Real Property***") and indicates whether such property is owned or leased.

(b) Schedule 3.15 of the Disclosure Schedules sets forth a correct and complete list of all leases, subleases and other material written agreements pursuant to which the Company has the right to occupy or use any Real Property owned by others. All such leases, subleases and other agreements are in full force and effect and no party thereto is in material default of any provision thereof.

(c) The Company's facility located at 1450 Mission Avenue, Albuquerque, New Mexico (the ***"Albuquerque Facility"***) is the principal Real Property used by the Company. There are no (i) pending or, to the knowledge of the Company, threatened condemnation proceedings relating to the Albuquerque Facility, or (ii) pending or, to the knowledge of the Company, threatened litigation or administrative actions relating to the Albuquerque Facility. The buildings and improvements comprising the Albuquerque Facility are located within the boundary lines of the parcel on which they are situated and are not in violation of current setback requirements, zoning laws and ordinances and do not encroach on any recorded easement which burdens the land. There are no leases, subleases, licenses or agreements, written or oral, granting to any party or parties the right of use or occupancy of any portion of the Albuquerque Facility. The Albuquerque Facility is in good condition and proper order (normal wear and tear excepted), and to the knowledge of the Company free of roof leaks, insect infestation, and material construction defects. All mechanical and utility systems servicing the Albuquerque Facility are

in good condition and proper working order and free of material defects, in each case normal wear and tear excepted.

3.16. Personal Property.

(a) All equipment, machinery, fixtures, vehicles, computer hardware or furniture owned or leased by the Company (collectively, the "***Equipment***") is in good repair and operating condition and is suitable for the purposes for which it is used in light of the current age, condition and use thereof and excepting ordinary wear and tear.

(b) The Company has no lease or similar agreement pursuant to which the Company leases any Equipment and which requires payments in excess of $25,000 per calendar year.

3.17. Intellectual Property. Schedule 3.17 of the Disclosure Schedules sets forth a correct and complete list of (a) all patents, registered trademarks, service marks, corporate and trade names, domain names and registered copyrights, and all applications therefor, which are owned, licensed or used by the Company (the items listed on Schedule 3.17, together with all inventions, discoveries, techniques, processes, methods, formulae, designs, computer software, trade secrets, confidential information, know-how and ideas which are owned, licensed or used by the Company, the "***Intellectual Property***"), (b) all licenses or other agreements pursuant to which any Person has the right to use any Intellectual Property owned by the Company and (c) all licenses or other agreements pursuant to which the Company has the right to use any Intellectual Property owned by others (excluding "shrink wrap" or "click wrap" or similar licenses or agreements applicable to software applications that are generally available to the public). To the knowledge of the Company, (i) the Company owns or has the lawful right to use all of the Intellectual Property as currently being used, and (ii) the Intellectual Property does not, infringe in any material respect upon the lawful rights of any other Person. To the knowledge of the Company, no Person is using any intellectual property in a manner which infringes upon the lawful rights of the Company. To the knowledge of the Company, the Company has not, interfered with, infringed upon, misappropriated, or violated any intellectual proprietary right of any third party, and the Company has neither been threatened with nor is aware of any basis for any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Company must license or refrain from using any intellectual property right of any third party).

3.18. Title Matters. The Company has (a) good title to all assets purported to be owned by it and (b) good leasehold title to all assets purported to be leased by it, in each case free and clear of all liens, claims and encumbrances of any nature whatsoever (collectively, "***Liens***") other than Permitted Liens (as defined below). On the Closing Date the assets of the Company will be free and clear of all Liens other than the following ("***Permitted Liens***"):

(i) mechanics', carriers', workmen's, repairmen's or other like Liens arising or incurred in the ordinary course of business;

(ii) pledges or deposits to secure obligations under workmen's compensation, social security or unemployment compensation laws or similar legislation;

(iii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business;

(iv) Liens for Taxes that are not due and payable or that may thereafter be paid without penalty or that are being contested in good faith by appropriate proceedings;

(v) any imperfections of title or similar Liens, that individually or in the aggregate, are not material in character or amount or do not materially detract from the value or utility of the assets subject thereto;

(vi) (A) zoning, building and other similar restrictions, (B) Liens that have been placed by any developer, landlord or other third party on property over which the Company has easement rights and (C) unrecorded easements, covenants, rights-of-way and other similar restrictions, none of which items set forth in this clause individually or in the aggregate, materially impair the continued use and operation of the Real Property in the conduct of the Company's business as currently conducted; and

(vii) those Liens marked as Permitted Liens on Schedule 3.18 of the Disclosure Schedules.

The Company has no indebtedness secured by that certain Mortgage, Assignment, Security Agreement and Financing Statement granted by the Company in favor of NationsBank, N.A. (now known as Bank of America) dated March 1, 1999 (the "***Facility Mortgage***"), other than, if applicable, up to $100,000 in principal (plus any accrued but unpaid interest) on the Tax-Exempt Industrial Development Variable Rate Revenue Bonds issued pursuant to the terms of a Trust Indenture between the City of Albuquerque and Bank of New York, as trustee, dated March 1, 1999.

3.19. Benefit Plans. Schedule 3.19 of the Disclosure Schedules sets forth a list of each "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 and the regulations promulgated thereunder, as amended ("***ERISA***"), and any other written plan or agreement involving direct or indirect compensation other than workers compensation, unemployment compensation and other government programs, that the Company or any of its Affiliates makes available with respect to the Company's employees (collectively, "***Plans***"). Each Plan has been established, maintained, and administered in compliance with ERISA, the Code and all other applicable Governmental Rules. There are no actions, suits, arbitrations, inquiries, audits, investigations or other proceedings (other than routine claims for benefits) pending or threatened with respect to any Employee Plan. All contributions and payments required to be made under such Plan or any related agreement have been made in a timely fashion. Schedule 3.19 separately identifies those Plans that are provided by Crane (and therefore will not be available to the Company's employees following the Effective Time) and those Plans that are provided by the Company.

3.20. Personnel Matters.

(a) Schedule 3.20 of the Disclosure Schedules sets forth a correct and complete list of (i) all directors and corporate officers of the Company, (ii) all employees of or consultants to the Company whose annual compensation (including bonuses and commissions) during the fiscal year ended December 31, 2008 was $60,000 or more, (iii) the current job title of each such Person described in clauses (i) and (ii) above, and (iv) the amount of compensation (including bonuses and commissions) paid to each such Person during the fiscal year ended December 31, 2008.

(b) Except as set forth on Schedule 3.20, the Company is not a party to any written employment, consulting or similar written agreement with any director, employee or consultant.

(c) No employees of the Company are represented by any labor union or similar organization, the Company is not a party to any collective bargaining or similar agreement covering any of its employees and no labor union or similar organization or group of employees has made a written demand for recognition, filed a petition seeking a representation proceeding, given the Company written notice of any intention to hold an election of a collective bargaining representative or to the Company's knowledge, engaged in any organizing activities at any time during the past three years.

3.21. Insurance. Schedule 3.21 of the Disclosure Schedules sets forth a correct and complete list of all insurance policies that cover the Company and indicates for each such policy any pending claims thereunder. The policies set forth on Schedule 3.21 are provided by Crane and, therefore, as of the Effective Time the Company will cease to be insured thereunder. There has been no failure to give any notice or present any material claim under any such policy in a timely fashion or as otherwise required by such policy, all premiums under such policies that are due and payable have been paid in full, no such policy provides for retrospective or retroactive premium adjustments and the Company has not received notice of any material increase in the premium under, cancellation or non-renewal of or disallowance of any claim under any such policy.

3.22. Other Material Business Agreements.

(a) Schedule 3.22(a) of the Disclosure Schedules sets forth a correct and complete list of all contracts, agreements, leases, licenses, commitments and purchase orders to which the Company is a party or by which the Company or any of its assets is bound (collectively, the "***Business Agreements***") other than (a) Business Agreements listed on any of Schedule 3.15 through Schedule 3.21, (b) Business Agreements creating any liability of the Company (whether direct or indirect, fixed or contingent), of less than $50,000 over the term thereof (exclusive of Business Agreements which require performance by the Company other than the payment of money or the delivery of goods or services and exclusive of Business Agreements between the Company, on the one hand, and the Seller or an Affiliate of the Seller, on the other), and (c) Business Agreements that can be terminated by the Company on 30 days

notice or less without any material liability to the Company (exclusive of Business Agreements between the Company, on the one hand, and the Seller or an Affiliate of the Seller, on the other).

(b) Government Contracts.

(i) Since January 1, 2004, the Company has not received from or given to any Person any written notice or other written communication or, to the knowledge of the Company, any oral notice or communication, regarding (i) any outstanding claims against the Company by such Person arising under or relating to any Business Agreement awarded since August 15, 2004 to which the Company and any Governmental Entity is a party, and each Business Agreement pursuant to which the Company acts as a vendor or a subcontractor pursuant to which any products or services of the Company are known to the Company to be resold or provided by a third party to a Governmental Entity (each a "***Government Contract***"), or (ii) any dispute between the Company and any Governmental Entity under the Contract Disputes Act or any other Federal statute or between the Company and any such Person arising under or relating to any Government Contract. For purposes of this Agreement, "***Governmental Entity***" means any domestic (federal, state and local), foreign, supranational court or other governmental authority of any kind or nature, including any, board, department, commission, governmental body, agency, subdivision, board, bureau, authority or tribunal and comparable body performing any governmental functions.

(ii) Neither the Company nor, to the Company's knowledge, any of its present employees, consultants or agents are (or during the last five (5) years has been) suspended or debarred from doing business with any Governmental Entity or are (or during such period was) the subject of a finding of non-responsibility or ineligibility for any Governmental Entity.

(iii) To the knowledge of the Company: (i) none of the Company's employees, consultants or agents is (or during the last five (5) years has been) under administrative, civil or criminal investigation, indictment or request for information by any Governmental Entity relating to the performance of his or her duties to the Company; (ii) there is not pending any audit or investigation of the Company, its officers, employees or representatives nor within the last five (5) years has there been any audit or investigation of the Company or its officers, employees or representatives resulting in a material adverse finding with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract; and (iii) except as set forth on Schedule 3.22(b), during the last five (5) years, the Company has not made any voluntary disclosure to any Governmental Entity with respect to any alleged irregularity, misstatement or omission arising under or relating to a Government Contract.

3.23. Status of Business Agreements. Each Business Agreement listed on any of Schedule 3.15 through Schedule 3.22 is in full force and effect and is enforceable against the Company and, to the knowledge of the Company, the other parties thereto, in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or other similar laws affecting the enforcement of creditors' rights generally and general equitable principles. The Company is in compliance with

each such Business Agreement in all material respects. To the knowledge of the Company, all other parties to such Business Agreements are in compliance with the terms thereof in all material respects. Except as otherwise disclosed on Schedule 3.23, no consent or other action is required in order for such Business Agreements to remain in full force and effect following the Closing.

3.24. Liabilities to Related Parties. As of the Effective Time, the Company will have no liabilities to the Seller or any of its Affiliates other than ordinary course liabilities arising under Business Agreements disclosed on Schedule 3.22(a) between the Company and the Seller (or an Affiliate of the Seller) and other than those set forth on Schedule 3.24.

3.25. Brokers. Neither the Company nor the Seller has employed or retained, or has any liability to, any broker, agent or finder on account of this Agreement or any of the other Transaction Documents or the transactions contemplated hereby or thereby.

3.26 Absence of Undisclosed Liabilities. Except as set forth on Schedule 3.26, there are no liabilities or obligations (whether absolute or contingent, matured or unmatured, known or unknown) of the Company that are not reflected, or reserved against, in the Current Financial Statements, except for those that may have been incurred after the date thereof in the ordinary course of business or that would not reasonably be expected to result in a Material Adverse Effect.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to the Seller as follows:

4.01. Organization. Buyer is a Delaware corporation, duly organized, validly existing and in good standing in Delaware and duly qualified to do business as a foreign corporation and is in good standing in all jurisdictions in which the ownership of its properties or the nature of its business makes such qualification necessary, except to the extent that the failure to be so qualified would not have a Material Adverse Effect.

4.02. Power and Authority. Buyer has the corporate power and authority to own its properties and assets, to conduct its business as presently conducted and to execute, deliver and perform the Transaction Documents to which it is a party. The execution, delivery and performance of the Transaction Documents to which Buyer is a party have been duly authorized by all necessary actions on the part of the board of directors (or other governing body).

4.03. Execution and Enforceability. This Agreement has been, and on the Closing Date the other Transaction Documents to which Buyer is a party will be, duly and validly executed and delivered by Buyer and constitute (or upon such execution and delivery will constitute) legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with their respective terms, assuming the due execution and delivery of such Transaction Document by each counterparty thereto and except to the extent that such enforceability may be limited by

bankruptcy, insolvency, reorganization, fraudulent conveyance or other similar laws affecting the enforcement of creditors' rights generally and general equitable principles.

4.04. No Breach, Default, Violation or Consent. The execution, delivery and performance by Buyer of the Transaction Documents to which it is a party do not and will not:

(a) violate the organizational documents of Buyer;

(b) breach or result in a default (or an event which, with the giving of notice or the passage of time, or both, would constitute a default) under, require any consent under, result in the creation of any Lien on any assets of Buyer under or give to others any rights of termination, acceleration, suspension, revocation, cancellation or amendment of any material agreement to which Buyer is a party or by which Buyer or any of its assets are bound;

(c) breach or otherwise violate any Governmental Order which names Buyer or is directed to Buyer or any of its assets;

(d) violate any Governmental Rule; or

(e) require any consent, authorization, approval, exemption or other action by, or any filing, registration or qualification with, any Person; except in the case of clauses (b) through (e) above, for such matters as would not, individually or in the aggregate, be likely to have a material adverse effect on Buyer's ability to perform its obligations under the Transaction Documents.

4.05. Brokers. Neither Buyer nor its Affiliates (as defined below) has employed or retained, or has any liability to, any broker, agent or finder on account of this Agreement or any of the other Transaction Documents or the transactions contemplated hereby or thereby. For purposes of this Agreement, an ***"Affiliate"*** of a Person means any other Person who controls, is controlled by or is under common control with such Person, and ***"control"*** means, with respect to any Person, the direct or indirect ability to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

4.06. Sufficient Funds. Buyer has cash available and existing committed borrowing facilities which together are sufficient to enable it to consummate the transactions contemplated by the Transaction Documents.

4.07. Investment Representations. Buyer has no intent to distribute or make a public offering of the Shares in violation of applicable law. The Buyer is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

4.08. No Other Representations. Buyer hereby acknowledges and agrees that neither the Seller nor the Company are making any representation or warranty whatsoever, express or implied, except those representations and warranties explicitly set forth in this Agreement or in

the Disclosure Schedule or in any certificate contemplated hereby and delivered in connection herewith. Subject to the foregoing, the Shares, assets and business of the Company being acquired by Buyer at the Closing as a result of this Agreement and the transactions contemplated hereby shall be acquired by Buyer on an "as is, where is" basis and in their then present condition, and Buyer shall rely solely upon its own examination thereof. In any event, except as expressly set forth in this Agreement, none of the Seller, the Company or any of their respective officers, directors, partners, employees, Affiliates or representatives, as the case may be, has made or is making any representation, express or implied, as to the value of the Shares or any asset or business being so acquired, or any warranty of merchantability, suitability or fitness for a particular purpose or quality, with respect to any of the tangible assets being so acquired, or as to the condition or workmanship thereof, or as to the absence of any defects therein, whether latent or patent.

ARTICLE V
CLOSING CONDITIONS

5.01. Conditions Precedent to Obligations of the Buyer. The Buyer's obligation to consummate the transactions contemplated by this Agreement is subject to the fulfillment, prior to or at the Closing, of each of the following conditions, any of which may be waived in writing by Buyer:

(a) Performance and Compliance. The Seller and the Company shall have performed or complied in all material respects with each covenant and agreement to be performed or complied with by it hereunder on or prior to the Closing Date.

(b) Litigation. There shall be no pending or threatened action by or before any governmental entity, court, mediator or arbitrator seeking to restrain, prohibit or invalidate any of the transactions contemplated by the Transaction Documents or seeking monetary relief against Buyer or the Company by reason of the consummation of such transactions, and there will not be in effect any Governmental Order which has such effect.

(c) Secretary's Certificates. The Company shall have delivered to Buyer a certificate of its Secretary (or similar officer) dated the Closing Date and certifying (i) that correct and complete copies of its organizational documents are attached thereto, (ii) that correct and complete copies of each resolution of its board of directors (or similar governing body) and equity holders approving the Transaction Documents to which it is a party and authorizing the execution thereof and the consummation of the transactions contemplated thereby are attached thereto, (iii) the incumbency and signatures of the persons authorized to execute and deliver the Transaction Documents on behalf of the Company and (iv) that the conditions set forth in paragraphs (a) and (g) of this Section have been satisfied.

(d) Other Transaction Documents. The Seller and each other party thereto (other than Buyer) have executed and delivered to the Buyer such documents and instruments, in

form and substance satisfactory to the Buyer and its counsel, as are necessary in order to consummate the transactions contemplated hereby (together with this Agreement and any agreements referred to in Section 5.02(d), the "***Transaction Documents***").

(e) Share Certificates. The Seller shall have delivered to the Buyer the certificates evidencing the Shares, together with stock powers duly endorsed in blank.

(f) Resignations. The Seller shall have delivered to the Buyer the resignation of each officer and director of the Company.

(g) The representations and warranties of the Seller and the Company set forth in Article III hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (or, in the case of any representation and warranty which specifically relates to an earlier date, as of such earlier date), except as otherwise contemplated by this Agreement or consented to in writing by Buyer.

(h) Bank Financing. Buyer shall have entered into a loan agreement with a commercial lender reasonably acceptable to Buyer including, among other things, the agreement of such lender to provide Buyer with funds sufficient to pay or cause to be paid the Purchase Price.

(i) Transition Services. Buyer and Seller shall have executed and delivered the Transition Services Agreement attached hereto as Exhibit B (the "***Transition Services Agreement***").

5.02. Conditions Precedent to Obligations of the Seller. The Seller's obligation to consummate the transactions contemplated by this Agreement is subject to the fulfillment, prior to or at the Closing, of each of the following conditions, any of which may be waived in writing by the Seller:

(a) Performance and Compliance. The Buyer shall have performed or complied in all material respects with each covenant and agreement to be performed or complied with by it hereunder on or prior to the Closing Date;

(b) Litigation. There shall be no pending or threatened action by or before any governmental entity, court, mediator or arbitrator seeking to restrain, prohibit or invalidate any of the transactions contemplated by the Transaction Documents or seeking monetary relief against the Company or the Seller by reason of the consummation of such transactions, and there will not be in effect any Governmental Order which has such effect;

(c) Secretary's Certificate. The Buyer shall have delivered to the Seller a certificate of its Secretary dated the Closing Date and certifying (i) that correct and complete copies of its organizational documents are attached thereto, (ii) that correct and complete copies of each resolution of its board of directors (or similar governing body) and equity holders approving the Transaction Documents and authorizing the execution thereof and the

consummation of the transactions contemplated thereby are attached thereto and (iii) the incumbency and signatures of the officers of the Buyer authorized to execute and deliver the Transaction Documents on behalf of the Buyer;

(d) Other Transaction Documents. The Buyer shall have executed and delivered to the Seller such other documents and instruments, in form and substance satisfactory to the Seller and its counsel, as are necessary or desirable in order to consummate the transactions contemplated hereby, each dated the Closing Date; and

(e) Purchase Price. The Buyer has delivered the Purchase Price to the Seller.

(f) Transition Services. Buyer and Seller shall have executed and delivered the Transition Services Agreement.

5.03. Conduct of Business Prior to Closing. At all times prior to the Closing Date the Company will (unless otherwise consented to by the Buyer in writing):

(a) operate its business only in the ordinary course and consistent with past practice;

(b) use its commercially reasonable efforts to preserve its business organization intact, to keep available the services of its present officers and employees and to preserve the good will of customers, suppliers and others having business relations with it;

(c) maintain in full force and effect all Business Permits and insurance policies;

(d) not enter into any contract or commitment except those made in the ordinary course of business the terms of which are consistent with past practice and reasonable in light of current conditions;

(e) not terminate, cause the termination of, amend, renew or extend any Business Agreement unless in each case such action is in the best interest of the Company;

(f) not merge with or into, or otherwise combine with, any other Person;

(g) promptly inform the Buyer of the occurrence of any event or the existence of any condition which has had or is likely to have a Material Adverse Effect;

(h) not amend its articles of incorporation or by-laws (or equivalent governing instruments), except as required by the terms of this Agreement; and

(i) not acquire or agree to acquire any assets that, individually, are in excess of $10,000 or, in the aggregate, are in excess of $25,000.

5.04. Exclusivity. Until such time as this Agreement has been terminated as provided herein, the Company and the Seller will deal exclusively with the Buyer in connection with the proposed sale of the Shares and none of the Company, the Seller nor any Person acting on their behalf will directly or indirectly solicit, initiate, encourage or entertain any inquiries or proposals from, discuss or negotiate with, provide any nonpublic information to or consider the merits of any inquiries or proposals from any Person (other than the Buyer) relating to any transaction directly or indirectly involving the sale of any equity securities or assets of the Company.

5.05. Access to Information. At all times prior to the Closing Date, the Company will furnish to the Buyer and its representatives (a) reasonable access during normal business hours to the properties, books and records and personnel of the Company and (b) all such information concerning the Company as any of them may reasonably request. At and, if applicable, after the Closing, Seller shall deliver (or cause to be delivered) to the Company any property (including books and records to the extent related to the Company or its business and in whatever form, including digital or printed form) that is in the possession or under the control of Crane or one of its Affiliates and that is owned by the Company but not located at the Albuquerque Facility.

5.06. Commercially Reasonable Efforts. The parties agree to use their commercially reasonable efforts to take or cause to be taken and to do or cause to be done all such actions and things as are necessary or advisable, or as may be reasonably requested by the other party, in order to consummate the transactions contemplated hereby and by the other Transaction Documents. Without limiting the generality of the foregoing, the parties agree to take all commercially reasonable actions necessary in order to obtain any consent or approval of any third party, including without limitation any governmental entity, which is required in connection with this Agreement or the other Transaction Documents or any of the transactions contemplated hereby or thereby.

ARTICLE VI
CERTAIN POST-CLOSING MATTERS

6.01. Access to Information. After the Closing, the Buyer will cause the Company to make available to the Seller for all proper purposes any and all books and records of the Company existing on the Closing Date; provided, that such access will be upon reasonable prior notice, during normal business hours, at the Seller's expense and conducted in a manner so as not to unreasonably interfere with the Company's business. The Buyer will cause the Company to hold all of such books and records for a period of seven years from the Closing Date.

6.02. Directors' and Officers' Indemnification. The Buyer will cause the Company to indemnify, defend and hold harmless the past and existing directors and officers of the Company, and other persons entitled to indemnification under the Business Corporation Act of the State of New Mexico (the "***New Mexico BCA***") and the charter and bylaws of the Company as in effect immediately prior to the Effective Time, to the same extent that such persons are entitled to indemnification under the New Mexico BCA and the Company's Constituent Documents as in effect immediately prior to the Effective Time. The Buyer will cause the Company to include and maintain in effect in its charter and bylaws provisions regarding limitation of liability and

indemnification of directors, officers and other persons which are at least as favorable to such persons as those contained in the Company's Constituent Documents on the Closing Date. The provisions of this Section are intended to be for the benefit of, and will be enforceable by, each person described in this Section and his or her heirs and representatives. Notwithstanding the foregoing, neither the Buyer nor the Company will be obligated to indemnify any director, officer or other persons entitled to indemnification under the New Mexico BCA for any claim made by or on behalf of the Seller or any affiliate of the Seller.

6.03. Employee Matters.

(a) Each individual who is employed by the Company immediately prior to the Closing Date shall remain an employee of the Company following the Closing Date (each such employee, an "***Affected Employee***"); provided, however, that this Section shall not be construed to limit the ability of the Company to terminate the employment of any Affected Employee following the Closing Date in accordance with applicable law

(b) The Buyer shall, or shall cause the Company to, give Affected Employees full credit for purposes of eligibility, vesting, benefit accrual and determination of the level of benefits under any employee benefit plans or arrangements maintained by the Buyer or the Company for such Affected Employees' service with the Company prior to the Closing Date (i) until the first anniversary of the Effective Time and (ii) thereafter if the employee benefit plans or arrangements maintained by the Buyer or the Company allow for the granting of credit for prior service.

(c) The Buyer shall, or shall cause the Company to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans that such employees may be eligible to participate in after the Closing Date, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Closing Date under any welfare plan maintained for the Affected Employees immediately prior to the Closing Date and as if the transactions contemplated by this Agreement had not taken place and (ii) provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Closing Date.

(d) At or prior to the Closing, the Seller shall cause the Company to pay to each Affected Employee the amount (if any) of the incentive compensation award that would be payable to such Affected Employee under the incentive compensation plan maintained by Crane Co. if the fiscal year of the Company for theses purposes is deemed to have begun on January 1, 2009 and ended at the Effective Time. From and after the Closing, the Company shall have no liability to the Affected Employees under such incentive compensation plan.

(e) It is understood by the parties that Crane maintains a qualified benefit plan for employees maintained under section 401(k) of the Internal Revenue Code, and that in connection with the sale of the Company, Affected Employees will cease to be eligible for

participation in such plan. It is further understood that some Affected Employees have loans against their interests in the plan. The parties agree to facilitate the rollover by such participants of their interests in the plan, including any loans, in each case to the extent legally permissible, into a plan sponsored by Buyer or the Company employees. Seller will take all reasonable and necessary actions to facilitate this process.

(f) With respect to the bonus payable to Allan Day that is referenced on Schedule 3.20, Crane shall pay such bonus after the Closing in accordance with the terms of its agreement with Mr. Day.

6.04. Tax Matters. For purposes of this Section 6.04 the following terms shall have the following meanings:

"***Income Tax***" means all federal, state and local income Taxes that are measured by income, together with any interest, penalties or additions to Tax imposed with respect thereto.

"***Income Tax Return***" means any return, declaration, report, claim for refund or information return or statement relating to Income Taxes, including any schedule or attachment thereto, and including any amendment thereof.

"***Post-Closing Tax Period***" means any taxable period beginning on the Closing Date.

"***Pre-Closing Tax Period***" means any taxable period ending before the Closing Date.

"***Straddle Period***" means any taxable period beginning before and ending after the Closing Date.

(a) The Seller's Liability. The Seller will be solely responsible for the following Income Taxes (collectively, the "***Pre-Closing Tax Liabilities***"): (i) all Income Taxes imposed upon the Company with respect to Pre-Closing Tax Periods and which are attributable to income derived from the operation of the Company prior to the Closing Date; and (ii) with respect to Straddle Periods (if any), all Income Taxes imposed upon the Company which are allocable, pursuant to Section 6.04(c), to the portion of such taxable year or period ending on the Closing Date (except to the extent that such Income Taxes are included in the Final Working Capital). The Seller shall receive the benefit of all Tax losses, expenses, deductions (including, without limitation, all deductions for stock or cash bonuses or compensation paid by the Company on or before the Closing Date) and credits incurred by the Company with respect to Pre-Closing Tax Periods and, with respect to Straddle Periods (if any), the benefit of all Tax losses, expenses, deductions and credits incurred by the Company which are allocable, pursuant to Section 6.04(c), to the portion of such taxable year or period ending on the Closing Date. The Seller will be entitled to all refunds, if any, of any Taxes comprising the Pre-Closing Tax Liabilities (whether or not any such Tax is paid before Closing or taken into account as a liability in the Working Capital) and, if the Buyer or the Company receives such a refund, it will deliver the same to the Seller within ten days after its receipt thereof. The preceding sentence shall not apply to a refund to the extent it is attributable to a loss or credit carried back from a Post-Closing Tax Period.

(b) The Buyer's Liability. As between the Buyer and the Seller, the Buyer will be solely responsible (and will cause the Company to pay) any and all Taxes (collectively, the "***Post-Closing Tax Liabilities***") of, or payable by, the Company that do not constitute Pre-Closing Tax Liabilities, including without limitation, in the case of Income Taxes with respect to a Straddle Period, all Income Taxes which are allocable, pursuant to Section 6.04(c), to the portion of such taxable year or period commencing after the Closing Date. The Buyer shall receive the benefit of all Tax losses, expenses, deductions and credits incurred by the Company to which the Seller is not entitled pursuant to Section 6.04(a), including, in the case of all Tax losses, expenses, deductions and credits incurred by the Company with respect to a Straddle Period, the portion of such taxable year or period commencing on the Closing Date as determined pursuant to 6.04(c). In addition, the Buyer will be solely responsible for any and all other Taxes (other than Pre-Closing Tax Liabilities which shall remain the responsibility of the Seller) applicable to, imposed on or related to the Company.

(c) Apportionment of Income Taxes. In the case of any Straddle Period, the portion of any Income Taxes that is allocable to the portion of the Straddle Period ending on the day before the Closing Date will be deemed equal to the amount that would be payable if the taxable year or period ended on the day before the Closing Date based on the actual operations of the Company through and as of the day before the Closing Date (except that, solely for purposes of determining the marginal tax rate applicable to income during such period in a jurisdiction in which such tax rate depends upon the level of income, annualized income shall be taken into account, for an equitable sharing of such Income Taxes) and the books of the Company will be deemed to be closed as of the end of the day before the Closing Date. For purposes of computing the Income Taxes attributable to the two portions of a Straddle Period, the amount of any item that is taken into account only once for a taxable period (e.g., the benefit of graduated tax rates, exemption amounts, etc.) shall be allocated between the two portions of the Straddle Period in proportion to the number of days in each portion.

(d) Preparation of Tax Returns. The Buyer will prepare and file (or cause to be prepared and filed) in a timely manner the Income Tax Returns required to be filed by the Company after the Effective Time (after giving effect to any valid extensions of the due date for filing any such Income Tax Returns) for any Pre-Closing Tax Periods. The Seller will timely pay (or cause to be timely paid) all Income Taxes shown as due and owing on all such Income Tax Returns. Prior to filing any such Income Tax Returns, Buyer will provide the Seller with a reasonable opportunity to review and comment on such Income Tax Returns, and shall incorporate into such Income Tax Returns all comments received from Seller in respect thereof to the extent consistent with this Agreement. The Buyer will prepare and file (or cause to be prepared and filed) in a timely manner the Income Tax Returns of the Company for any Post-Closing Tax Period and any Straddle Period; provided, however, that the Buyer shall submit such Income Tax Returns to the Seller with a proposed allocation of the Income Taxes in which the Seller is responsible pursuant to Sections 6.04(a) and 6.04(c) with respect to such Straddle Period (the "***Seller's Straddle Period Allocation***"), for review and approval, at least 45 days prior to the filing date (after giving effect to any valid extensions). The Buyer will be responsible to pay (or cause to be paid) all Income Taxes shown as due and owing by the Company on all such Income Tax Returns. Within 15 days after receipt of the Income Tax Returns relating to a Straddle

Period, the Seller shall deliver to the Buyer written notice of any disagreement with respect to the Income Tax Returns or the calculation of the Seller's Straddle Period Allocation. The Buyer and the Seller shall attempt to resolve any disputes with respect to such Income Tax Returns or calculations; provided that if they are unable to do so within 15 days after delivery of notice of the disagreement, such disputed items shall be determined using the methods and procedures set forth in Section 1.04(d), which determination shall be binding upon the Buyer and the Seller. The Seller shall pay to the Buyer on or before the date which is the later of three business days before the due date of the final Income Tax Return (after giving effect to any valid extensions), or five days after such final determination, the amount of the Income Tax liability for which the Seller is responsible as determined herein. Except as otherwise provided in this Section 6.04, the Buyer will also prepare and file, or cause to be prepared and filed, any and all other Tax Returns required to be filed by the Company. The Buyer will be responsible to pay (or cause to be paid) all Taxes shown as due and owing by the Company on all such Tax Returns. All Tax Returns shall be prepared in a manner consistent with the past practices of the Company and the Seller.

(e) Other Covenants; Tax Refunds. The Buyer and the Seller shall not take, nor shall the Buyer cause or permit the Company to take, any action or omit to take any action which could increase the liability of the other party or parties in connection with any Taxes under this Agreement. The Buyer shall not take any position on a Tax Return of the Company that is inconsistent with a position taken by the Company prior to the Closing on the same matter. Neither the Buyer nor any Affiliate thereof shall amend, refile or otherwise modify, or cause or permit the Company to amend, refile or otherwise modify, any Tax election or Tax Return with respect to any Pre-Closing Tax Period or Straddle Period without the prior written consent of the Seller. The Seller shall be entitled to all refunds, if any, attributable to Taxes for any Pre-Closing Tax Period and to a pro rata share (based on Seller's Straddle Period Allocation) of any refunds of Income Taxes attributable to any Straddle Period, and the Buyer shall deliver such refunds to the Seller as promptly as possible upon receipt. The Buyer shall, if the Seller so requests and at the Seller's expense, cause the Company to file for and use commercially reasonable efforts to obtain and expedite any claim for (and any receipt of) refund to which the Seller is entitled to under this Section 6.04(e).

(f) Contests.

(i) The Buyer will immediately notify the Seller in writing of any proposed assessment or claim or the commencement of any audit or administrative or judicial or other Proceeding involving Taxes which, if determined adversely, could result in a liability to the Seller under this Agreement or which could cause an adjustment in the Tax liability of the Seller or its Affiliates. The Seller will immediately notify the Buyer in writing of any proposed assessment or claim or the commencement of any audit or administrative or judicial or other Proceeding involving Taxes which, if determined adversely, could affect the determination of Taxes to which the Company may be subject in or for Post-Closing Tax Periods, but only to the extent that the Seller is notified thereof. In each case, such notice shall contain factual information to the extent known describing the asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any Tax authority in respect of any such asserted Tax liability.

(ii) In the case of an audit or administrative or judicial or other Proceeding that relates solely to any Pre-Closing Tax Period, the Seller will have the right to control the conduct of such audit or Proceeding including settling or compromising the issue or matter. If the Seller elects to direct such audit or Proceeding, the Seller shall, within thirty (30) days of its becoming aware of any such audit or Proceeding, notify the Buyer of its intent to do so, and the Buyer shall cooperate and shall cause the Company to fully cooperate in each phase of the audit or Proceeding. If the Seller elects not to direct such audit or Proceeding, the Buyer or the Company, as applicable, may assume control of such audit or Proceeding (at the Buyer's expense); provided, however, in such case, the Buyer shall provide the Seller with a timely and reasonably detailed account of each phase of the audit or Proceeding, and neither the Buyer nor the Company may settle or compromise any asserted liability without the prior written consent of the Seller. In any event, the Seller may participate, at the Seller's expense, in any audit or Proceeding related to any Pre-Closing Tax Period, and the Buyer may participate, at its own expense, in any audit or Proceeding related to any Taxes which could affect the determination of Taxes to which the Company may be subject in or for any Post-Closing Tax Period.

(iii) In the case of any audit or administrative or judicial Proceeding that relates to any Income Tax for any Straddle Period, the Seller may elect to direct and control, through counsel of its own choosing, any audit or Proceeding. If the Seller elects to direct such audit or Proceeding, the Seller shall, within thirty (30) days of its becoming aware of any such audit or Proceeding, notify the Buyer of its intent to do so, and the Buyer shall cooperate and shall cause the Company to fully cooperate in each phase of the audit or Proceeding. If the Seller elects not to direct such audit or Proceeding, the Buyer may assume control of such audit or Proceeding (at the Buyer's expense); provided, however, in such case, the Buyer shall provide the Seller with a timely and reasonably detailed account of each phase of the audit or Proceeding, and the Buyer may not settle or compromise any asserted liability without the prior written consent of the Seller. In any event, the Seller may participate, at the Seller's expense, in any audit or Proceeding related to a Straddle Period.

(iv) Except as provided otherwise in this Section 6.04(f), the Buyer will control, at its own expense, any and all audit, administrative and judicial Proceedings related to the Taxes of the Company.

(g) Cooperation. The Seller and the Buyer shall provide each other, at no charge, with such cooperation and information as either of them reasonably may request of the other (and the Buyer shall cause the Company to provide such cooperation and information) in filing any Tax Return, amended Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other Proceeding with respect to Taxes. The Buyer and the Seller shall preserve and cause to be preserved all information, returns, books, records and documents relating to any liabilities for Taxes with respect to a taxable period until the later of the expiration of all applicable statutes of limitation and extensions thereof, or the conclusion of all litigation with respect to Taxes for such period.

6.05 Agreement Not to Compete.

(a) For a period of three (3) years after the Closing Date, neither the Seller nor the Seller's sole stockholder, Crane Co. (together with Seller the "***Crane Entities***"), shall, either

directly or indirectly, through one or more subsidiaries or Affiliates that a Crane Entity controls, engage in or carry on the Business in the Territory (as defined below). For purposes of this Agreement, the "***Territory***" means the United States of America. For purposes of this Agreement, "***Business***" means a business whose primary function is to serve as a contract manufacturer of basic electronic component parts, the design specifications of which are supplied by unrelated third parties, to third party customers who are engaged in the design, manufacture and marketing of electronic systems in the aerospace and defense industries. The term "***Business***" does not include (i) so-called "hybrid" electronic manufacturing (also known as microelectronics), which requires engineering and design work by the manufacturer in order to, among other things, facilitate repackaging of electronic components within a hybrid circuit or (ii) any business engaged in by any Crane Entity or any Affiliate thereof (other than the Company) as of the Closing Date. For the avoidance of doubt, the preceding clause (ii) does not exclude from the definition of the "Business" the manufacture of electronic component parts for delivery to unrelated third parties that are not delivered in connection with a program or platform in respect of which a Crane Entity or an Affiliate thereof is providing other products or services that do not constitute the "Business."

(b) Nothing in this Section 6.05 shall preclude any Crane Entity or any of their respective Affiliates from acquiring (directly or indirectly) another business enterprise, whether by asset acquisition, stock purchase, merger or otherwise, that engages in the Business so long as the portion of the acquired business enterprise that constitutes the Business does not account for more than fifteen (15%) percent of the total annual revenues of the acquired business enterprise at the time such Crane Entity or Affiliate acquires such other business enterprise.

(c) For a period of two (2) years from the Closing Date (the "***Restricted Period***"), no Crane Entity or any Affiliate that a Crane Entity controls will, directly or indirectly, employ any person who, as of the date of this Agreement, is an employee of the Company; provided, that the foregoing restriction shall not prohibit the employment of any such employee whose employment has been terminated by the Company.

(d) The Crane Entities acknowledge that if either of them should violate any term or provision of this Section, the Buyer will suffer irreparable harm for which monetary damages alone would not constitute an adequate remedy. The Crane Entities agree that the terms and conditions hereof shall be specifically enforceable in equity and that injunctive or other equitable relief shall not constitute any hardship upon the Crane Entities.

6.06. Use of Marks. The Buyer agrees as of the Closing Date to cease all use of any trademarks, tradenames, servicemarks, or other distinctive markings owned by any of the Crane Entities or incorporating the word "Crane" or any variant thereof, except for incidental and immaterial uses which shall cease as soon as practicable after the Closing Date. Neither the Buyer nor its Affiliates shall adopt or use any marks or names which are the same or confusingly similar to such marks owned by any of the Crane Entities.

6.07. UCC Terminations; Mortgage Satisfaction or Assignment. As soon as practicable after the Closing, Seller shall cause the financing statements listed on Schedule 3.18 in respect of BOKF Equipment Finance, Inc. to be terminated of record. Seller shall cooperate with the

Company to cause the Facility Mortgage to be either satisfied or assigned to the Buyer's lenders as promptly as practicable following the Closing.

ARTICLE VII
INDEMNIFICATION

7.01. Indemnification by the Seller.

(a) The Seller will defend, indemnify and hold harmless the Buyer and (after the Closing) the Company and their respective equity holders, directors, officers, employees and agents (each a "***Seller Indemnitee***") from and against any and all claims (including without limitation any investigation, action or other proceeding, whether instituted by a third party against a Seller Indemnitee or by a Seller Indemnitee for the purpose of enforcing its rights hereunder), damages, losses, liabilities, costs and expenses (including without limitation reasonable attorneys' fees and court costs) that constitute, or arise out of or in connection with any material breach of any representation or warranty of the Seller in Article II of this Agreement made as of the Closing Date (except for any representation and warranty of the Seller that is expressly made as of or in reference to a specific date, which only need be true as of such date) (a "***Seller Warranty Breach***").

(b) The Seller will defend, indemnify and hold harmless the Seller Indemnitees from and against any and all claims (including without limitation any investigation, action or other proceeding, whether instituted by a third party against a Seller Indemnitee or by a Seller Indemnitee for the purpose of enforcing its rights hereunder), damages, losses, liabilities, costs and expenses (including without limitation reasonable attorneys' fees and court costs) that constitute, or arise out of or in connection with:

(i) any breach of any representation or warranty of the Seller or the Company in Article III of this Agreement as of the Closing Date (except for any representation and warranty of the Company that is expressly made as of or in reference to a specific date) (a "***Company Warranty Breach***");

(ii) any default by the Seller or the Company in the performance or observance of any of its covenants or agreements to be performed hereunder prior to Closing or under any other Transaction Document;

(iii) any liability in connection with the disclosure identified as Item 1 in Schedule 3.26;

(iv) any claim by a third party that products sold or delivered and services rendered by the Company to or for the benefit of such third party prior to the Closing Date did not comply with the contractual requirements or specifications applicable to such products or services or that any warranty, express or implied, made by the Company prior to the Closing Date with respect to such products or services was breached by the Company prior to the Closing Date, to the extent greater than the aggregate warranty reserve included in the Final Working Capital;

(v) any claim by a third party for personal injury (including death) or property damage to the extent attributable to an action or inaction by the Company with respect to the manufacture, sale or delivery of products or services by the Company prior to the Closing; and

(vi) any fines or penalties assessed against the Company as a result of items 1-7, inclusive, listed under part (b) of Schedule 3.14.

7.02. Indemnification by the Buyer. The Buyer will defend, indemnify and hold harmless the Seller and (prior to the Closing) the Company and their respective equity holders, directors, officers, employees and agents (each a "***Buyer Indemnitee***") from and against any and all claims (including without limitation any investigation, action or other proceeding, whether instituted by a third party against a Buyer Indemnitee or by a Buyer Indemnitee for the purpose of enforcing its rights hereunder), damages, losses, liabilities, costs and expenses (including without limitation reasonable attorneys' fees and court costs) that constitute, or arise out of or in connection with:

(a) any breach of any representation or warranty of the Buyer in this Agreement as of the Closing Date (except for any representation and warranty of the Buyer that is expressly made as of or in reference to a specific date) (a "***Buyer Warranty Breach***");

(b) any default by the Buyer in the performance or observance of any of its covenants or agreements hereunder or under any other Transaction Document; and

(c) any claim by a third party that products sold or delivered and services rendered by the Company to or for the benefit of such third party after the Closing Date did not comply with the contractual requirements or specifications applicable to such products or services or that any warranty, express or implied, made by the Company after the Closing Date with respect to such products or services was breached by the Company after the Closing Date, regardless of the form of action with respect to such claim, be it contract, tort or otherwise.

7.03. Notice and Satisfaction of Indemnification Claims. No indemnification claim will be deemed to have been asserted until the applicable Indemnitor has been given notice by the Indemnitee of the amount of Losses related to such claim and the facts on which such claim is based (a "***Claim Notice***"). For purposes of Section 7.06, notice of an indemnification claim will be deemed to cover claims arising out of all related Proceedings so long as, in the case of Proceedings instituted by third parties, the Indemnitee complies with Section 7.05. If the Indemnitee is not the Buyer or the Seller, then such notice will be given on behalf of such Indemnitee by the Buyer or the Seller, as applicable.

7.04. Indemnification Procedures.

(a) If any Seller Indemnitees or Buyer Indemnitees (the "***Indemnitees***"), as the case may be, delivers a Claim Notice to the Buyer or the Seller (each an "***Indemnitor***"), as applicable, in accordance with Section 7.03 above, then upon the expiration of thirty (30) calendar days after receipt of the Claim Notice by such Indemnitor, subject to the provisions of

paragraph (b) below and the other limitations set forth in this Article VII, the Indemnitor shall satisfy such claim(s) by payment to the Indemnitees in immediately available funds of the United States or as otherwise set forth herein.

(b) For a period of thirty (30) calendar days after the receipt of such Claim Notice by Indemnitor (the "***Dispute Period***"), the Indemnitor shall be entitled to review the Claim Notice and the basis of the underlying claim. The Indemnitor may, in good faith, dispute the amount of or basis for such claim by providing a written notice of such dispute to the Indemnitees prior to the expiration of the Dispute Period, with the basis for such dispute set forth in reasonable detail (the "***Dispute Notice***"). If the Indemnitees receive a Dispute Notice from the Indemnitor within the Dispute Period, the Indemnitor shall not be required to satisfy such claim(s) until a Settlement Memorandum is executed by the Indemnitees and the Indemnitor or there is a final decision of an arbitrator pursuant to Section 8.08 ("***Final Decision***"). Upon the execution of the Settlement Memorandum or the entry of the Final Decision, the Indemnitor shall pay such funds in accordance with such Settlement Memorandum or Final Decision and as otherwise set forth herein.

(c) If a Dispute Notice is received within the Dispute Period, the Indemnitees and the Indemnitor shall attempt in good faith during the thirty (30) calendar day period commencing after the receipt of such Dispute Notice ("***Settlement Period***") to agree upon the rights of the respective parties with respect to each such claim. In the event of resolution of such dispute, the Indemnitees and the Indemnitor shall collectively execute a memorandum setting forth such resolution and, if applicable, the amount of any payments to be made to the Indemnitees (a "***Settlement Memorandum***"). If the Indemnitees and the Indemnitor are unable to resolve such dispute within the Settlement Period, then the Indemnitees, on the one hand, or the Indemnitor, on the other, may pursue its rights under Section 8.08.

7.05. Third Party Claims. If any investigation, action or other proceeding (each a "***Proceeding***") is initiated against any Indemnitee by any third party and such Indemnitee intends to seek indemnification from an Indemnitor under this Article on account of its involvement in such Proceeding, then such Indemnitee will give prompt notice to the applicable Indemnitor of such Proceeding; provided, that the failure to so notify such Indemnitor will not relieve such Indemnitor of its obligations under this Article VII, but will reduce such obligations by the amount of damages or increased costs and expenses attributable to such failure to give notice. Upon receipt of such notice, such Indemnitor will diligently defend against such Proceeding on behalf of such Indemnitee at the Indemnitor's own expense using counsel reasonably acceptable to such Indemnitee; provided, that if such Indemnitor fails or refuses to conduct such defense, or such Indemnitee has been advised by counsel that it may have defenses available to it which are different from or in addition to those available to such Indemnitor, or that its interests in such Proceeding are adverse to such Indemnitor's interests, then such Indemnitee may defend against such Proceeding at such Indemnitor's expense. Such Indemnitor or Indemnitee, as applicable, may participate in any Proceeding being defended against by the other at its own expense, and will not settle any Proceeding without the prior consent of the other, which consent will not be unreasonably withheld; provided, that the consent of an Indemnitor is not required if such Indemnitor failed or refused to defend the Indemnitee in the Proceeding that is being settled.

Such Indemnitor and Indemnitee will cooperate with each other in the conduct of any such Proceeding.

7.06. Duration of Certain Indemnification Obligations. Claims for indemnification under Section 7.01(a) and 7.01(b) may only be asserted within the following time periods:

(a) claims arising out of any Seller Warranty Breach under Section 2.01 (Organization and Qualification), Section 2.02 (Power and Authority), Section 2.03 (Execution and Enforceability), Section 2.05 (Title to Shares) or Section 2.06 (Brokers) (collectively, "***Fundamental Seller Warranties***") may be asserted at any time until the expiration of the applicable statute of limitations;

(b) claims arising out of any Company Warranty Breach under Section 3.01 (Organization and Qualification), Section 3.02 (Power and Authority), Section 3.03 (Execution and Enforceability), Section 3.05 (Ownership and Control), Section 3.18 (Title Matters) or Section 3.24 (Brokers) (collectively, "***Fundamental Company Warranties***") may be asserted at any time until the expiration of the applicable statute of limitations;

(c) claims arising out of or in connection with any Company Warranty Breach under Section 3.07 (Tax Matters) may be asserted until the expiration of the statute of limitations applicable to the taxable period to which a particular claim relates; and

(d) all other claims may be asserted for a period of 18 months after the Closing Date.

7.07. Indemnification Threshold and Cap.

(a) Notwithstanding any other provision hereof, no Indemnitor will have any indemnification obligations under Sections 7.01(a), (b)(i) or (b)(ii) (exclusive of a Seller Warranty Breach involving any Fundamental Seller Warranties or Company Warranty Breach involving any Fundamental Company Warranties) unless and until the claims asserted against such Indemnitor exceed one half of one percent (0.5%) of the Purchase Price in the aggregate (the "***Threshold Amount***"); thereafter, such Indemnitor will be liable for all indemnification claims properly asserted against it in excess of those comprising the Threshold Amount.

(b) The Seller's aggregate indemnification obligations under Section 7.01 will be capped at fifty (50%) percent of the Purchase Price. Notwithstanding the foregoing, in the case of Fundamental Seller Warranties and Fundamental Company Warranties the Seller's aggregate indemnification obligations will be capped at the Purchase Price.

7.08. Other Limitations on Indemnification Provisions.

(a) Any payment made by an Indemnitor to an Indemnitee pursuant to this Article in respect of any claim will be net of any amounts recovered by the Indemnitee pursuant to any indemnification by or indemnification agreement with any third party. To the extent that an Indemnitee recognizes Tax benefits as a result of any losses for which indemnification is

claimed hereunder, the Indemnitee shall pay the amount of such Tax benefits (but not in excess of the indemnification payment or payments actually received) to the Indemnitor as and when such Tax benefits are actually recognized by the Indemnified Party. In addition, to the extent that the Indemnitee receives insurance proceeds as a result of any losses for which indemnification is claimed hereunder, the Indemnitee shall pay the amount of such insurance proceeds (but not in excess of the indemnification payment or payments actually received) to the Indemnitor as and when such insurance proceeds are actually received (net of any deductible paid by the Indemnitee). The foregoing notwithstanding, an Indemnitee shall have no obligation to procure insurance but to the extent insurance exists as to any loss for which indemnification is claimed hereunder, the Indemnitee shall use commercially reasonable efforts to pursue coverage, which efforts shall not be deemed to require commencement of any suit or litigation for coverage. In the event the Indemnitee fails or refuses to pursue coverage or chooses not to commence litigation for coverage, the Indemnitor shall be subrogated to the rights of the Indemnitee and the Indemnitee shall cooperate with the Indemnitor in pursuing any such claims or coverage. Notwithstanding anything to the contrary herein, the Seller shall not be obligated to indemnify Seller Indemnitees hereunder from and against any claims, damages, losses, liabilities, costs or expenses until all reserves included in the Final Working Capital have been exhausted.

(b) Any payment made by an Indemnitor to an Indemnitee pursuant to this Article in respect of any claim (i) will be adjusted for any insurance proceeds actually received by the Indemnitee in respect of such claim (or, if greater, for any insurance proceeds that the Indemnitee would have received if the Company Parties maintained in full force and effect insurance coverage of the type and amount in effect as of the Closing Date), and (ii) will be reduced by an amount equal to any Tax benefits realized by the Indemnitee that are attributable to such claim.

(c) No Indemnitee will be entitled to recover from an Indemnitor for any losses, costs, expenses or damages as to which indemnification is provided under this Agreement any amounts in excess of actual damages, court costs and reasonable attorneys' fees, and the parties expressly waive any right to recover lost profits, lost opportunity, consequential, special, punitive or exemplary damages arising in connection with or with respect to the indemnification provisions hereof.

(d) Each Person entitled to indemnification hereunder will take all commercially reasonable steps to mitigate all losses, costs, expenses and damages after becoming aware of any event which could reasonably be expected to give rise to any losses, costs, expenses or damages that are or may be indemnifiable or recoverable hereunder. Without limiting the foregoing, an Indemnitee shall seek recovery under all insurance policies covering any claim to the same extent as it would if such claim were not subject to indemnification hereunder, and an Indemnitee shall not terminate or cancel any insurance coverage in effect for periods prior to the Closing.

(e) The Seller Indemnitees shall not be entitled to recover under Section 7.01(a) or Section 7.01(b) with respect to any inaccuracy in or breach of any representation and warranty if at or before the time of Closing, any Seller Indemnitee had actual knowledge of such inaccuracy or breach.

7.09. Exclusive Remedy. Except for such equitable remedies as may be available to enforce any of the provisions of this Agreement, the indemnifications under this Article are the parties' sole and exclusive remedies, each against the other, with respect to matters arising under or relating to this Agreement of any kind or nature. The parties hereby waive and release any other rights, remedies, causes of action or claims arising under this Agreement of any kind or nature.

7.10. Tax Treatment. Any indemnification payments under this Article will be treated, for Tax purposes, as adjustments to the Purchase Price.

ARTICLE VIII
GENERAL PROVISIONS

8.01. Assignment. Neither this Agreement nor any right, interest or obligation hereunder may be assigned, pledged or otherwise transferred by any party, whether by operation of law or otherwise, without the prior written consent of the other party or parties.

8.02. Confidentiality.

(a) As used in this Section the "***Confidential Information***") of a party means all information concerning or related to the business, operations, financial condition or prospects of such party or any of its Affiliates, regardless of the form in which such information appears and whether or not such information has been reduced to a tangible form, and specifically includes (i) all information regarding the officers, directors, employees, equity holders, customers, suppliers, distributors, sales representatives and licensees of such party and its Affiliates, in each case whether present or prospective, (ii) all inventions, discoveries, trade secrets, processes, techniques, methods, formulae, ideas and know-how of such party and its Affiliates, (iii) all financial statements, audit reports, budgets and business plans or forecasts of such party and its Affiliates and (iv) the Transaction Documents and the transactions contemplated thereby; provided, that the Confidential Information of a party does not include (A) information which is or becomes generally known to the public through no act or omission of the other party and (B) information which has been or hereafter is lawfully obtained by the other party from a source other than the party to whom such Confidential Information belongs (or any of its Affiliates or their respective officers, directors, employees, equity holders or agents) so long as, in the case of information obtained from a third party, such third party was or is not, directly or indirectly, subject to an obligation of confidentiality owed to the party to whom such Confidential Information belongs or any of its Affiliates at the time such Confidential Information was or is disclosed to the other party.

(b) Except as otherwise permitted by subsection (c) below, each party agrees that it will not, without the prior written consent of the other party, disclose or use for its own benefit any Confidential Information of the other party.

(c) Notwithstanding subsection (b) above, each of the parties is permitted to:

(i) disclose Confidential Information of the other party to its officers, directors, employees, equity holders, lenders, agents and Affiliates, but only to the extent reasonably necessary in order for such party to perform its obligations and exercise its rights and remedies under this Agreement, and such party will take all such action as are necessary or desirable in order to ensure that each of such Persons maintains the confidentiality of any Confidential Information that is so disclosed;

(ii) make additional disclosures of or use for its own benefit Confidential Information of the other party, but only if and to the extent that such disclosures or use are specifically contemplated by this Agreement; and

(iii) disclose Confidential Information of the other party to the extent, but only to the extent, required by Governmental Rules; provided, that prior to making any disclosure pursuant to this subsection, the disclosing party will notify the affected party of the same, and the affected party will have the right to participate with the disclosing party in determining the amount and type of Confidential Information of the affected party, if any, which must be disclosed in order to comply with Governmental Rules.

8.03. Expenses. Except as otherwise specifically provided herein or in any other Transaction Document, each party is responsible for such expenses as it may incur in connection with the negotiation, preparation, execution, delivery, performance and enforcement of the Transaction Documents. Any sales Tax, transfer Tax or similar Tax payable as a result of the transactions contemplated hereby will be paid by the Buyer.

8.04. Further Assurances. The parties will from time to time do and perform such additional acts and execute and deliver such additional documents and instruments as may be required by applicable Governmental Rules or reasonably requested by any party to establish, maintain or protect its rights and remedies or to effect the intents and purposes of this Agreement and the other Transaction Documents. Without limiting the generality of the foregoing, each party agrees to endorse (if necessary) and deliver to the other, promptly after its receipt thereof, any payment or document which it receives after the Closing Date and which is the property of the other.

8.05. Knowledge Parties. References in this Agreement to the "***knowledge of the Company***" or words of similar import shall be deemed to refer to the actual knowledge, without investigation, of Allan Day, Jorge Morales, David Bender, Linda Wood, James Whitelock, John Boone, Elizabeth Beaudry, David Mertes and Michael Vanatsky.

8.06. Notices. Unless otherwise specifically provided herein, all notices, consents, requests, demands and other communications required or permitted hereunder: (a) will be in writing; (b) will be sent by messenger, certified or registered U.S. mail, a reliable express delivery service or telecopier (with a copy sent by one of the foregoing means), charges prepaid as applicable, to the appropriate address(es) or number(s) set forth below; and (c) will be deemed to have been given on the date of receipt by the addressee (or, if the date of receipt is not a business day, on the first business day after the date of receipt), as evidenced by (i) a receipt

executed by the addressee (or a responsible person in his or her office), the records of the Person delivering such communication or a notice to the effect that such addressee refused to claim or accept such communication, if sent by messenger, U.S. mail or express delivery service, or (ii) a receipt generated by the sender's telecopier showing that such communication was sent to the appropriate number on a specified date, if sent by telecopier. All such communications will be sent to the following addresses or numbers, or to such other addresses or numbers as any party may inform the others by giving five business days' prior notice:

If to the Seller:

Crane International Holdings, Inc.
c/o Crane Co.
100 First Stamford Place
Stamford, CT 06902
Facsimile No.: (203) 363-7350
Attention: Augustus I. duPont, Esq.
Vice President, General Counsel and Secretary

With a copy to:

Cohen & Grigsby, P.C.
625 Liberty Avenue, Fifth Floor
Pittsburgh, PA 15222
Facsimile No.: (412) 209-1899
Attention: Michael D. Winterhalter, Esq.

If to the Buyer:

IEC Electronics Corp.
105 Norton Street
Newark, New York 14523
Attn: W. Barry Gilbert, Chairman and Chief Executive Officer
FAX No.: (315) 332-4430

With a copy to:

Boylan, Brown, Code, Vigdor & Wilson, LLP
2400 Chase Square
Rochester, NY 14604
Attn: Robert F. Mechur, Esq.
FAX No.: (585) 238-9022

8.07. Publicity. No party will make any press release or other public announcement regarding this Agreement or the other Transaction Documents or any transaction contemplated hereby or thereby until the text of such release or announcement has been submitted to the other party and the other party has approved the same.

8.08. Arbitration.

(a) Disputes Covered. The agreement of the parties to arbitrate covers all disputes of every kind relating to or arising out of this Agreement, any related agreement or any of the Transaction Documents or the transactions contemplated hereby or thereby except for disputes regarding the determination of Closing Working Capital or indemnification claims which shall be decided as provided above. Disputes include actions for breach of contract with respect to this Agreement or such related agreements, as well as any claim based upon tort or any other causes of action relating to the transactions contemplated hereby, such as claims based upon an allegation of fraud or misrepresentation and claims based upon a federal or state statute.

In addition, the arbitrators selected according to procedures set forth below shall determine the arbitrability of any matter brought to them, and their decision shall be final and binding on the parties.

(b) Forum. The forum for the arbitration shall be Wilmington, Delaware.

(c) Law. The governing law for the arbitration shall be the law of the State of Delaware, without reference to its conflicts of laws provisions.

(d) Selection. There shall be three arbitrators, unless the parties are able to agree on a single arbitrator. In the absence of such agreement within ten (10) days after the initiation of an arbitration proceeding, the Seller shall select one arbitrator and the Buyer shall select one arbitrator, and those two arbitrators shall then select, within ten (10) days, a third arbitrator. If those two arbitrators are unable to select a third arbitrator within such ten (10) day period, a third arbitrator shall be appointed by the commercial panel of the American Arbitration Association. The decision in writing of at least two of the three arbitrators shall be final and binding upon the parties.

(e) Administration. The arbitration shall be administered by the American Arbitration Association.

(f) Rules. The rules of arbitration shall be the Commercial Arbitration Rules of the American Arbitration Association, as modified by any other instructions that the parties may agree upon at the time, except that each party shall have the right to conduct discovery in any manner and to the extent authorized by the Federal Rules of Civil Procedure as interpreted by the federal courts. If there is any conflict between those Rules and the provisions of this section, the provisions of this section shall prevail.

(g) Decision. The arbitrators' decision shall provide a reasoned basis for the resolution of each dispute and for any award. The arbitrators shall not have power to award damages in connection with any dispute in excess of actual compensatory damages and shall not multiply actual damages or award consequential or punitive damages or award any other damages that are excluded under the provisions of this Agreement.

(h) Expenses. Each party shall bear its own fees and expenses with respect to the arbitration and any proceeding related thereto and the parties shall share equally the fees and expenses of the American Arbitration Association and the arbitrators.

(i) Remedies; Award. The arbitrators shall have power and authority to award any remedy or judgment that could be awarded by a court of law in the State of Delaware. The award rendered by arbitration shall be final and binding upon the parties, and judgment upon the award may be entered in any court of competent jurisdiction in the United States.

8.09 Disclosure Schedules.

(a) Any disclosure under one of the Disclosure Schedules shall be deemed disclosure under all other Disclosure Schedules. Disclosure of any matter in the Disclosure Schedules shall not constitute an expression of a view that such matter is material or is required to be disclosed pursuant to this Agreement.

(b) To the extent that any representation or warranty set forth in this Agreement is qualified by the materiality of the matter(s) to which the representation or warranty relates, the inclusion of any matter in the Disclosure Schedules does not constitute a determination by the Seller or the Company that any such matter is material. The disclosure of any information concerning a matter in the Disclosure Schedules does not imply that any other, undisclosed matter that has a greater significance or value is material.

(c) From time to time prior to the Closing, the Seller will supplement or amend the Disclosure Schedules delivered in connection herewith with respect to any matter which, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedule or which is necessary to correct any information in such Disclosure Schedules which has been rendered inaccurate by an event occurring after the date hereof; provided, that no such supplement or amendment shall modify or limit any claim that the Buyer has or may have had with respect to the inaccuracy or incompleteness of the Disclosure Schedules. If the Closing occurs, the Buyer waives any right or claim it may otherwise have or have had on account of any matter so disclosed in such supplement or amendment.

8.10 Memorandum; Disclaimer of Projections. Neither the Seller nor the Company makes any representation or warranty to the Buyer except as specifically made in this Agreement. In particular, neither the Seller nor the Company makes any representation or warranty to the Buyer with respect to (a) the information set forth in the Confidential Information Memorandum distributed in connection with the transactions contemplated hereby or (b) any financial projection or forecast relating to the Company. With respect to any such projection or forecast delivered by or on behalf of the Seller to the Buyer, the Buyer acknowledges that (i) there are uncertainties inherent in attempting to make such projections and forecasts, (ii) it is familiar with such uncertainties, (iii) it is taking full responsibility for making its own evaluation of the adequacy and accuracy of all such projections and forecasts so furnished to it and (iv) it shall have no claim against the Seller or the Company with respect thereto.

8.11 Termination.

(a) This Agreement may be terminated at any time prior to the Closing:

(i) by mutual agreement of the Buyer and the Seller;

(ii) by the Buyer if there has been a breach by the Company or the Seller of any of their representations, warranties or covenants set forth herein which is not cured within 10 days after written notice thereof from the Buyer to the Seller or if any of the conditions

specified in Section 5.01 have not been fulfilled within the time required and have not been waived by the Buyer;

(iii) by the Seller if there has been a breach by the Buyer of any of its representations, warranties or covenants set forth herein which is not cured within 10 days after written notice thereof from the Seller to the Buyer or if any of the conditions specified in Section 5.02 have not been fulfilled within the time required and have not been waived by the Seller; or

(iv) by the Buyer or the Seller if the Closing has not occurred prior to December 17, 2009; provided, that the Buyer or the Seller may terminate this Agreement pursuant to this subsection only if the Closing has not occurred on or prior to such date for a reason other than a failure by such party (or, in the case of the Seller, the Company) to satisfy the conditions to Closing of the other party set forth in Section 5.01 or 5.02.

(b) If this Agreement is terminated by either the Seller or the Buyer as provided above, then neither party will have any further obligations or liabilities hereunder except for obligations or liabilities arising from a breach of this Agreement prior to such termination or which survive such termination by their own terms.

8.12 Miscellaneous. This Agreement: (a) may be amended only by a writing signed by each of the parties; (b) may be executed in several counterparts, each of which is deemed an original but all of which constitute one and the same instrument, and delivery of an executed counterpart by fax, pdf or other electronic means shall be equally effective as delivery of a manually executed counterpart of this Agreement; (c) together with the other Transaction Documents, contains the entire agreement of the parties with respect to the transactions contemplated hereby and thereby and supersedes all prior written and oral agreements, and all contemporaneous oral agreements, relating to such transactions; (d) is governed by, and will be construed and enforced in accordance with, the laws of the State of Delaware, without giving effect to any conflict of laws rules; and (e) is binding upon, and will inure to the benefit of, the parties and their respective heirs, successors and permitted assigns and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement; provided, however, that Buyer may assign this Agreement including, without limitation, the benefit of all covenants, representations and indemnities of Seller and the Company hereunder, as collateral security to the lender or lenders that provide Buyer with the financing required to consummate this Agreement and the transactions contemplated hereby. The due performance or observance by a party of any of its obligations under this Agreement may be waived only by a writing signed by the party against whom enforcement of such waiver is sought, and any such waiver will be effective only to the extent specifically set forth in such writing. The waiver by a party of any breach or violation of any provision of this Agreement will not operate as, or be construed to be, a waiver of any subsequent breach or violation hereof. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if

drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

[SIGNATURE PAGE FOLLOWS]

SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

BUYER:

IEC ELECTRONICS CORP.

By:______________________________
Name:
Title:

COMPANY:

GENERAL TECHNOLOGY CORPORATION

By: [signature]
Name: David E Bender
Title: President

SELLER:

CRANE INTERNATIONAL HOLDINGS, INC.

By:______________________________
Name:
Title:

Solely for the purposes of Section 6.05:

CRANE CO.

By:__________________________
Name:
Title:

1475999_13.DOC

SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT

BUYER:

IEC ELECTRONICS CORP.

By:____________________________
Name:
Title:

COMPANY:

GENERAL TECHNOLOGY CORPORATION

By:____________________________
Name:
Title:

SELLER:

CRANE INTERNATIONAL HOLDINGS, INC.

By: TM Noonan
Name: Thomas M. Noonan
Title: Vice President

Solely for the purposes of Section 6.05:

CRANE CO.

By: Eric C. Fast
Name: Eric C. Fast
Title: President + CEO

1475999_13.DOC

Exhibit A

1. Accounting and Valuation Principles for calculation of WORKING CAPITAL

This Exhibit sets forth the principles, policies, practices and methods used in the calculation of Estimated Working Capital and to be used in the preparation of the Working Capital Statement and calculation of Final Working Capital. Unless otherwise specified in this Exhibit or the worksheet setting forth the calculation of Estimated Working Capital, these accounting and valuation principles are those used by the Company in the preparation of the Interim Balance Sheet. For the avoidance of doubt the principles and procedures stated below will take precedence over any method previously used to value assets and liabilities. Specifically, the following hierarchy has been and will be followed in the calculation of Working Capital as of a particular time:

1.1 The accounting and valuation principles, policies practices and methods detailed in this Exhibit; and

1.2 subject to compliance with paragraph 1.1 of this Exhibit , consistent with the relevant principles, policies, practices and methods applied in the preparation of the Interim Balance Sheet, and

1.3 subject firstly to compliance with paragraph 1.1 of this Exhibit and secondly to compliance with paragraph 1.2 of this Exhibit, consistent with US GAAP in force as of the Effective Time.

1.4 The following accounts will be settled, adjusted and excluded from the transaction and thus are not included in Estimated Working Capital and shall not be included in calculation of Working Capital as of the Effective Time:

1.4.1 Cash (account number 90.0000.1060)
1.4.2 Petty Cash (account number 90.0000.1010)
1.4.3 Intercompany Receivable-Signal Florida (account number 02.0000.1106)
1.4.4 Intercompany Receivable-Signal Arizona (account number 02.0000.1107)
1.4.5 Intercompany Payable-Interpoint (account number 90.1000.1134)

1.4.6 Intercompany Long Term Payable Corporate Office (account number 90.1000.1530)
1.4.7 Crane Interco Funding (account number 90.1000.1450)
1.4.8 EHQ Allocation (account number 90.1000.1451)
1.4.9 Microwave Allocation (account number 90.1000.1520)
1.4.10 Prepaid Insurance Group Health (account number 90.0000.1220)
1.4.11 Prepaid Insurance Dental (account number 90.0000.1225)
1.4.12 Prepaid Insurance Life (account number 90.0000.1230)
1.4.13 Prepaid Insurance Long/Short Term Disability (account number 90.0000.1240)
1.4.14 Accrued 401K Employers Match (account number 90.1000.1312)
1.4.15 Accrued Employee Bonus (account numbers 02.1000.1325/03.1000.1325/04.1000.1325/05.1000.1325/ 06.1000.1325/07.1000.1325/08/1000.1325/09.1000.1325)

2. Valuation of Assets

2.1. Receivables

2.1.1 Trade Receivables (account number 02.0000.1105) Trade receivables include open, unpaid amounts owed by customers of the Company arising from bona fide sales in the normal course of business. Cash received from customers subsequent to the Effective Time will be applied to the invoice(s) specifically identified by the customer. Cash payments that have not been specifically identified to an invoice will be applied to the oldest open customer invoice outstanding.

2.1.2 Determination and Allowance for Uncollectible and Doubtful Accounts Receivable. The determination of Uncollectible and Doubtful Accounts Receivable as of the Effective Time shall be calculated in the same manner as used in the Interim Balance Sheet, namely all account balances over 90 days past the stated due date will be reserved 100%. In addition, a specific allowance for specifically identified likely uncollectible items that are not 90 days past due will be recorded as is determined necessary. The Allowance for Uncollectible and Doubtful Accounts Receivable will be deducted from the open gross Trade Receivables on the Working Capital Statement.

2.1.3 Receivables and payables from parent and affiliates will be reconciled and eliminated from the Working Capital Statement.

2.1.4 <u>Other Receivables and Other Assets (account number 02.0000.1128)</u> Valuation of Other Receivables and Other Assets shall be consistent with past practice.

2.2. <u>Inventory</u>

2.2.1 <u>Inventory</u> Inventory is defined as the stock in trade of the Company and will consist of raw materials, work in process (including finished components), and finished goods. Raw material and Finished Goods Inventories are supported by perpetual listings. Work in process is supported by open work orders. Inventory will be based on the books and records of the Company as of the Closing Date. [Note: deletion of physical count at closing deleted based on conversations between GTC and IEC finance teams; to be confirmed with IEC.]

All inventories which are owned by the Company but held by a vendor/supplier or another third party will be physically counted or confirmed with the vendor/supplier to verify the quality and quantity of such items. To the extent such items exist are they will be recorded in the Working Capital Statement.

2.2.2 <u>Valuation of Inventory</u> The valuation of the inventory will be consistent with the past practice of the Company. As noted in 2.2.1 above the counted quantities resulting from a physical inventory will be the basis of the valuation of the inventories.

2.2.2.1 <u>Raw Materials & other purchased parts and supplies (account numbers 02.0000.1515/02.0001.1515/ 02.0002.1515 and 02.0000.1520/02.0001.1520/ 02.0002.1520)</u> Consistent with past practice, these inventory items will be valued at actual cost plus an applied material acquisition overhead.

2.2.2.2 <u>Work in Process (WIP) (account numbers 02.0000.1525/02.0001.1525/02.0002.1525,02.0000.1535/ 02.0001.1535/02.0002.1535,02.0000.1540/02.0001.1540 and 02.0000.1550/02.0001.1550)</u> Inventory included in WIP is supported by issued and open work orders. Material costs are transferred and recorded in WIP at the same cost it was recorded in Raw Materials. Production costs including labor costs and certain other direct costs (i.e.: power, depreciation, tooling, maintenance) are recorded in WIP inventory through the utilization of overhead standard

rates. These standard rates are multiplied by the actual labor hours attributable to a work order. The standard rates used for the inventory valuation as of June 30, 2009 will be the same rates used to calculate the inventory valuation for the Working Capital Statement.

2.2.2.3 **Finished Components** Balance includes finished components which are transferred from WIP. These components will be valued based on the accumulated costs of the completed work order applicable to the part as described in 2.2.2.2 above except to the extent that no material and production overhead charge is applied .For financial statement purposes these amounts are included in Work in Process.

2.2.2.4 **Finished Goods (account numbers 02.0000.1555/ 02.0001.1555/02.0002.1555)** Balance includes finished goods transferred from WIP or finished parts after the parts have been assembled and are ready for shipment. Standard assembly rates are used to record the assembly of finished parts. Valuation of finished goods transferred from WIP is based on the accumulated costs of the completed work order applicable to that part.

2.3 Reserve for Excess and Obsolete Inventory (account number 02.0000.1640)

The Reserve for Excess and Obsolete inventory will be calculated using the same methodology used for the Interim Balance Sheet. This Reserve includes all items that have been determined to be Obsolete or in Excess of current requirements.

2.3.1 Excess inventory is defined as total Gross Inventory on hand that exceeds the aggregate of firm backlog plus historic usage of 18 months for each inventory item(36 months for service parts)

- Only firm orders are included in the backlog and the most recent rolling 18(or 36) months of usage is used in the calculation. Service parts are defined as spares, replacements and service parts sold to customers in the aftermarket.
- Excess inventory is reserved for at 100% where there is no firm written agreement with the customer to buy the excess inventory at the completion of the contract.
- A manual adjustment is made for alternate parts where these will be used to satisfy material requirements on the

firm backlog. New parts are excluded from the reserve calculation for 12 months from the date they are first received.

2.3.2 Obsolete inventory is reserved for at 100% and includes damaged or deteriorated items, items no longer usable due to technological or market changes, items that do not meet current specifications, items that are not sellable or on current bills of material and items that are beyond their indicated shelf life.

2.4 Reserve for Shrinkage.(account numbers 02.0000.1605 and 02.0000.1630) Consistent with past practice these reserves includes a general estimate for inventory shrinkage and also includes the adjustment required to agree the book inventory to the perpetual listings as part of the month end closing process.

2.5 Reserve for Physical Inventory Adjustment.(account number 02.1000.1397) Consistent with past practice this reserve account represents a general reserve for estimated unbooked (to the perpetual inventory listings) losses that will be identified through physical inventories and the cycle count process.

2.6 Prepaid Expense and Deferred Charges Prepaid expenses and deferred charges will – inter alia and not limited to – include actual prepayments and deposits to suppliers and other third parties for services that have not been received or rendered and will be determined and valued in accordance with past practice.

- Prepaid Postage (account number 90.0000.1245)
- Prepaid Other (account number 90.0000.1250)

3. Valuation of Accruals and Liabilities

The following items will be included in the preparation of the Accruals and Liabilities sections of the Working Capital Statement. The classification as to whether such items are included in the Accruals section or Liabilities section will be consistent with past practice.

3.1 Trade Payables (account numbers 90.1000.1120 and 90.1000.1130)
This account will include all amounts owing by the Company included in the Working Capital Statement for goods and services received prior to the Effective Time, to the extent invoices were received. For goods and services which have been received or rendered prior to the Effective Time

but an invoice has not been received from the vendor, an amount will be accrued for as outstanding invoices. The amount of the accruals for outstanding invoices, included in other accruals, is based on the delivery note, purchase order or packing list.

3.2 **Accrued Warranty (account number 02.1000.1395)** Consistent with past practice appropriate accruals will be made for estimated warranty claims. Specific accruals based on a reasonable estimate will also be set up as of the Effective Time for known claims and potential claims for which there is a reasonable probability of occurrence and a reasonable estimate of the amount can be determined.

3.4. Accrued Holiday (Vacation) See 3.8 below.

3.5 Accrued Income Taxes This account will include the amount owing and estimated, respectively for the assessment period ending as of Effective Time as well as for prior assessment periods including (but not limited to) corporate taxes. The Effective Time deems the end of an assessment period.

3.6 Contract Advances. (Account number 02.1000.1110) This control account, to be calculated as consistent with past practice, reflects the liability due to customers who have made advance payments to the company in order to fund material purchases on certain long term contracts. As revenue is recognized on such contracts this reserve is used to reduce the net accounts receivable balance for the customer and contract in question.

3.7 Reserves for Project Losses. (Account number 02.1000.1396) Consistent with past practice this account reflects a provision for anticipated losses for certain long term contracts under the percentage of completion method.

3.8 Accrued Employee Benefits. Consistent with past practice these accounts reflect accrued employee costs and welfare benefits. It includes Accrued Commissions, Accrued Paid Time Off and Accrued Wages Payable. All social security contributions as well as payroll taxes including income tax liabilities must also be recorded.

- Accrued Commissions (account number 02.1000.1320)
- Accrued Paid Time Off (account numbers 02.1000.1335/ 03.1000.1335/ 04.1000.1335/ 05.1000.1335/ 06.1000.1335/ 07.1000.1335/ 08.1000.1335/ 09.1000.1335)
- Accrued Salaries and Wages (account numbers 90.1000.1310 and 90.1000.1311)

3.9 **Accrued Taxes. (Account numbers 90.1000.1381 and 90.1000.1370)** Consistent with past practice this control account reflects accrued property taxes and accrued Gross Receipts Tax.

3.10 **Collect as Agents (account numbers 90.1000.1220 and 90.1000.1297)** Consistent with past practice these accounts include FICA withholdings and will exclude 401K Employee withholdings.

3.11 **Other Accruals and Other Liabilities (account numbers 90.1000.1360 and 90.1000.1385)** Consistent with past practice these accounts include other accruals and other liabilities required as of June 30, 2009 that are not specified above including but not limited to workers compensation, auditing, legal and consulting fees (including experts), social security, debtors with credit balance, outstanding invoices, other liabilities due to tax authorities etc.